Schmitt Industries, Inc.

2765 NW Nicolai Street

Portland, Oregon 97210

May 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Schmitt Industries, Inc.

Registration Statement on Form S-3, as may be amended from time to time

File No. 333-226581

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Schmitt Industries, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on May 24, 2019 at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company hereby acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Mark A. von Bergen of Holland & Knight LLP at (503) 243-2300. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mark A. von Bergen and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission

May 22, 2019

Very truly yours,

SCHMITT INDUSTRIES, INC.

By:	/s/ Ann M. Ferguson
Ann M. Ferguson
Chief Financial Officer and Treasurer

cc:	Mark A. von Bergen, Esq.
Holland & Knight LLP